

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

> **Re: Eurosport Active World Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 14, 2018**
> **File No. 333-226489**

Dear Mr. Hofmeier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2018 letter.

Form S-1/A Filed December 14, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 50

1.   Please expand your disclosure to indicate that your former auditor, MNP, LLP, declined to provide you a letter consistent with the requirement in Item 304(a)(3) of Regulation S-K.

Executive Compensation, page 53

2.   Please update the Executive Compensation section to include data for 2018, the last completed fiscal year, as required by Section 402(n)(1) of Regulation S-K.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Al Pavot, Senior Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction